UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*



                          OneLink Communications, Inc.
--------------------------------------------------------------------------------

                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------

                         (Title of Class of Securities)

                                   682676 10 1

     -----------------------------------------------------------------------

                                 (CUSIP Number)
                             Ronald E. Eibensteiner
                          801 Nicollet Mall, Suite 1860
                          Minneapolis, Minnesota 55402
                                 (612) 338-8948
--------------------------------------------------------------------------------

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 15, 1997

     -----------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent. *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  Page 1 of 7 Pages

                                  SCHEDULE 13D

---------------------------            -----------------------------------------
CUSIP No.   682676 10 1                Page      2      of     7     Pages
---------------------------            -----------------------------------------

 ---- --------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Ronald E. Eibensteiner
 ---- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)(a) [ ]
                                                                         (b) [ ]
 ---- --------------------------------------------------------------------------
 3    SEC USE ONLY
 ---- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      PF
 ---- --------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
 ---- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      USA
 ---- --------------------------------------------------------------------------
        NUMBER OF   7         SOLE VOTING POWER  1,388,000 (Includes 880,000
         SHARES               shares which may be acquired upon exercise of
      BENEFICIALLY            currently exercisable options and warrants)
        OWNED BY
                --------- ------------------------------------------------------
          EACH      8         SHARED VOTING POWER                              0
        REPORTING
         PERSON
          WITH
                --------- ------------------------------------------------------
                    9         SOLE DISPOSITIVE POWER 1,388,000 (Includes 880,000
                              shares  which may be acquired  upon exercise of
                              currently  exercisable  options and warrants)
                --------- ------------------------------------------------------
                    10        SHARED DISPOSITIVE POWER                         0
 ---- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      1,388,000 (Includes 880,000 shares which may be acquired upon exercise of currently exercisable options and warrants)
 ---- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)                             [ ]
 ---- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      23.6%
 ---- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      IN
 ---- --------------------------------------------------------------------------

---------------------------            -----------------------------------------
CUSIP No.   682676 10 1                Page      2      of     7     Pages
---------------------------            -----------------------------------------

 ---- --------------------------------------------------------------------------
 1    NAMES OF REPORTING PERSONS/
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Wyncrest Capital, Inc.
      IRS I.D. No. 41-1763752
 ---- --------------------------------------------------------------------------
 2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) [ ]
                                                                         (b) [ ]
 ---- --------------------------------------------------------------------------
 3    SEC USE ONLY

 ---- --------------------------------------------------------------------------
 4    SOURCE OF FUNDS (SEE INSTRUCTIONS)
      WC
 ---- --------------------------------------------------------------------------
 5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e)                                                  [ ]
 ---- --------------------------------------------------------------------------
 6    CITIZENSHIP OR PLACE OF ORGANIZATION
      Minnesota
 ---- ------------- ------ -----------------------------------------------------
       NUMBER OF      7    SOLE VOTING POWER    530,000 (Includes 130,000 shares
        SHARES                  which may be acquired upon exercise of currently
     BENEFICIALLY               exercisable warrants)
       OWNED BY
                    ------ -----------------------------------------------------
         EACH         8    SHARED VOTING POWER                                 0
       REPORTING
        PERSON
         WITH
                    ------ -----------------------------------------------------
                      9    SOLE DISPOSITIVE POWER   530,000 (Includes 130,000
                                shares which may be acquired upon exercise of
                                currently exercisable warrants)
                    ------ -----------------------------------------------------
                      10        SHARED DISPOSITIVE POWER                       0

 ---- --------------------------------------------------------------------------
 11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON     530,000
      (Includes 130,000 shares which may be acquired upon exercise of currently exercisable warrants)
 ---- --------------------------------------------------------------------------
 12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      (SEE INSTRUCTIONS)                                                     [ ]
 ---- --------------------------------------------------------------------------
 13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      10.3%
 ---- --------------------------------------------------------------------------
 14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO
 ---- --------------------------------------------------------------------------

Item 1.   Security and Issuer.

          This  filing  relates  to Common  Stock,  $.01 par  value,  of OneLink
          Communications,   Inc.  (the  "Company"),  10340  Viking  Drive,  Eden
          Prairie, Minnesota 55344.

Item 2.   Identity and Background.

          Persons Filing:

          (a-1) Name: Ronald E. Eibensteiner

          (a-2)Business  Address:  Wyncrest  Capital,  Inc.,  801 Nicollet Mall,
               Suite 1860, Minneapolis, MN 55402

          (a-3)Principal   Occupation:   Independent   private   investor.   Mr.
               Eibensteiner is also Chairman of the Board of the Company.

          (a-4)Mr.Eibensteiner has not, during the last five years, been convicted in a criminal proceeding.

          (a-5)Mr. Eibensteiner was not, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


          (b-1) Name: Wyncrest Capital, Inc. ("Wyncrest")

          (b-2) State of Incorporation: Minnesota

          (b-3)Principal  Business and Address:  Private  Investment  Firm:  801
               Nicollet Mall, Suite 1860, Minneapolis, MN 55402

          (b-4)Wyncrest has not, during the last five years, been convicted in a criminal proceeding.

          (b-5)Wyncrest was not, during the last five years, a party to any civil proceeding as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Executive Officers, Directors and Controlling Persons of Wyncrest:

          (c-1) Names: Ronald E. Eibensteiner

          (c-2)Business   Addresses:   The   business   address  for  Ronald  E.
               Eibensteiner is set forth in (a-2) above.

          (c-3)Principal Occupations: Ronald E. Eibensteiner is an independent private investor.

          (c-4)No executive officer, director or controlling person of Wyncrest listed above was, during the last five years, convicted in a criminal proceeding.

          (c-5)No executive officer, director or controlling person of Wyncrest listed above was, during the last five years, a party to any civil proceeding as a result of which he was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          (c-6)Citizenship: All executive officers, directors and controlling persons of Wyncrest are citizens of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

          On September 17, 1997, Mr. Eibensteiner acquired two Units (each Unit consisting of 50,000 shares of Common Stock and a warrant to purchase 50,000 shares of Common Stock) in the Company's private placement at a purchase price of $50,000 per Unit. Personal funds were used for such acquisition.

          On September 17, 1997, Wyncrest acquired two Units in the Company's private placement in consideration of conversion of a promissory note in the principal amount of $100,000. The promissory note was initially acquired in May 1997 using working capital of Wyncrest.


Item 4.   Purpose of Transaction.

          The Reporting Persons acquired the securities of the Company for investment purposes.

Item 5.   Interest in Securities of the Issuer.

          Mr. Eibensteiner beneficially owns 1,338,000 shares of the Company's Common Stock, representing 23.6% of the shares of Common Stock which would be outstanding assuming exercise of all options and warrants held by Mr. Eibensteiner and Wyncrest, consisting of 108,000 shares and currently exercisable options and warrants to purchase 750,000 shares held direct and 400,000 shares and currently exercisable warrants to purchase 130,000 shares held by Wyncrest. Wyncrest beneficially owns 530,000 shares of the Company's Common Stock, representing 10.3% of the shares of Common Stock which would be outstanding assuming exercise of all warrants held by Wyncrest. Mr. Eibensteiner has sole voting and investment power over the shares owned by him and, by virtue of his control of Wyncrest, has sole voting and investment power over the shares owned by Wyncrest.

          On May 14, 1998, Mr. Eibensteiner acquired, in a private transaction for no consideration, a warrant to purchase 500,000 shares of the Company's Common Stock at an exercise price of $1.50.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

          None.

Item 7.   Material to be Filed as Exhibits.

          1.       Joint Filing Agreement

                                   SIGNATURE

          Afterreasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Dated:    May 22, 1998
                                            /s/ Ronald E. Eibensteiner
                                            Ronald E. Eibensteiner

                                            WYNCREST CAPITAL, INC.


                                             By /s/ Ronald E. Eibensteiner
                                               Its President